Item 77M - Mergers

Legg Mason Partners Diversified Strategic Income Fund

Effective at the close of business on March 2, 2007, the Fund acquired the assets and certain liabilities of the Legg Mason Partners Strategic Bond Fund, pursuant to a plan of reorganization approved by Legg Mason Partners Strategic
Bond Fund shareholders. Total shares issued by the Fund and the total net assets of the Legg Mason Partners Strategic
Bond Fund and the Fund on the date of the transfer were as follows:

Acquired Fund: Legg Mason Partners Strategic Bond Fund

Shares Issued by the Fund: 18,247,672

Total Net Assets of the Legg Mason Partners
Strategic Bond Fund: $126,092,178

Total Net Assets of the Fund: $779,748,676

The total net assets of the Legg Mason Partners Strategic
Bond Fund before acquisition included net unrealized depreciation of $1,472,691, overdistributed net investment income of $73,056 and accumulated net realized loss of $2,168,395. Total net assets of the Fund immediately after the transfer were $905,840,854. The transaction was structured to qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended.